Exhibit 1

7 December 2007

BT INVESTMENT MANAGEMENT LIMITED IPO

BOOKBUILD SUCCESSFULLY COMPLETED

Final price set at A$4.80 per share

Westpac and BT Investment Management Limited (BTIM) have announced that the bookbuild for the initial public offer (Offer) of shares in BTIM has been successfully completed, with a final price of A$4.80 per share.

BTIM Chairman Brian Scullin said, “The Offer received strong support from Westpac’s shareholders as well as a number of quality institutional investors. We are delighted to welcome all our new shareholders to the company and are pleased to have their support to build and grow our investment management business.”

Rob Coombe, Chief Executive Officer of Westpac-owned BT Financial Group said, “As an ongoing 60 per cent shareholder in BTIM, we are excited about the future of the company. We are confident that with the alignment of employees, clients and shareholders, BTIM will continue to successfully grow its business.”

Based on the final price, the Offer has raised approximately A$247 million. Of the proceeds, A$3.5 million will be used to pay certain Offer costs and A$13.75 million will be used to fund equity grants to new employees, with the balance used to repay the loan from the Westpac Group used to purchase the business now operated by BTIM.

Allocation Policy

Applicants under the Westpac Shareholder Offer have been allocated approximately 70% of the shares available to be allocated under the Westpac Shareholder Offer and the Institutional Offer.

Valid applications under the Westpac Shareholder Offer have been allocated the first A$5,000 worth of Shares applied for and 30% of the application above that amount at the final price of A$4.80 per Share(1). Westpac, BTIM and the Joint Lead Managers will advise institutional applicants of their allocations. Valid applications under the Employee Offer have been allocated in full(2).

Late applications, or applications that were accompanied by payments that were subsequently dishonoured, have not been allocated any BTIM Shares. Applications for less than the minimum application amount of A$5,000 have been rejected. Applications which were not in multiples of A$2,500 (as required under the Prospectus) have been rounded down to the nearest multiple of A$2,500 before applying the allocation policy. All applications have been subject to the right of Westpac in its absolute discretion to accept or reject the application, which in some circumstances may have occurred, and to include applications greater than A$250,000 as Final Price bids in the Institutional Offer.

Applicants under the Westpac Shareholder Offer can find out their indicative allocation from 7.00am (Sydney time) on Monday, 10 December 2007, by contacting the BTIM Offer Information Line on 1300 792 077 (Australia) or 0800 767 556 (New Zealand), or by logging on to the BTIM Offer Website at www.BTIMOffer.com.

(1)	Where relevant, all allocations will be rounded down to the nearest whole number of Shares.
(2)	Rounded down to the nearest whole number of Shares.

Applicants under the Westpac Shareholder Offer will receive a refund where their application was rejected or scaled back. The residual application monies from applications which were accepted in full but cannot be applied to an exact number of shares will be donated to a charity determined by BTIM. Refund cheques for rejected or scaled back applications are expected to be despatched on or about Monday, 17 December 2007.

Trading of BTIM Shares

BTIM Shares are expected to commence trading on the Australian Securities Exchange (ASX) on Monday, 10 December 2007 on a conditional and deferred settlement basis under the ASX code “BTT”. BTIM shares are expected to commence normal settlement trading on Tuesday, 18 December 2007.

All applicants are responsible for confirming the number of BTIM Shares allocated to them prior to selling any BTIM Shares. Applicants who sell BTIM Shares before receiving their holding statements do so at their own risk. Successful applicants are expected to be sent holding statements confirming their allocations on or about Monday, 17 December 2007. Eligible Employees should note that BTIM Shares allotted to them are subject to disposal restrictions and therefore can not be traded immediately.

ends

Investments in BTIM are not deposits with or liabilities of Westpac or any member of the Westpac Group. They are subject to investment risk, including possible delays in repayment and loss of income or capital invested. None of BTIM, Westpac or any member of the Westpac Group guarantees any particular rate of return on BTIM Shares, nor do they guarantee the repayment of capital from BTIM.

This notice does not constitute an offer of securities in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation. In particular, this notice does not constitute an offer of securities in the United States. BTIM Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered, sold or resold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The information provided in this notice is general in nature and does not take into account your investment objectives, financial situation or particular needs. Investors should obtain their own independent advice from an accountant, financial planner or other professional adviser having regard to their own investment objectives, financial situation and needs. The Offer was made under a prospectus dated 30 October 2007, a copy of which is available to eligible persons at www.BTIMOffer.com. Applicants were required to complete and submit an application form attached to, or accompanying, the prospectus prior to the close of the Offer.

For further information

BTIM Offer Information Line: 1300 792 077 (Australia) or 0800 767 556 (New Zealand)

BTIM Website: www.BTIM.com.au

BTIM Offer Website: www.BTIMOffer.com

Media contacts:

Kylie Smith	David Lording	Ian Pemberton
Corporate Communication	Media Relations	P&L Corporate Communications
BT Financial Group	Westpac	Ph: 0402 256 576
Ph: 02 8253 6195	Ph: 02 8253 3510